# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Real Estate Income Trust Inc., CIK 0001756761
CUSIP: 46144C301
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2001 ROSS AVENUE, SUITE 3400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-259144
Filed by CIK 0002019234

## Reporting persons
- Invesco Global Property Plus Fund: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 1,173,302.7; sole dispositive power 0; shared dispositive power 1,173,302.7; aggregate amount beneficially owned 1,173,302.7 (5.1% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class E Common Stock, par value $0.01 per share (CUSIP: 46144C202), Class I Common Stock, par value $0.01 per share (CUSIP: 46144C301). The Reporting Person owns 834,414.96 shares of Class E Common Stock and 338,887.74 shares of Class I Common Stock. The percent owned is based on a total of 22,807,089.86 shares of Common Stock issued and outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Invesco Real Estate Income Trust Inc.
Address of issuer's principal executive offices: 2300 N. Field Street, Suite 1200, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Invesco Global Property Plus Fund (the Reporting Person).
Address of principal business office or, if none, residence: 37 A, Avenue J F Kennedy Grand Duchy of Luxembourg, L-1855
Citizenship: Invesco Global Property Plus Fund is organized under the laws of the Grand Duchy of Luxembourg.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns, in the aggregate, 1,173,302.7 shares of Common Stock.
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,173,302.7
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,173,302.7

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Invesco Global Property Plus Fund: /s/ Tina Carew, Tina Carew/ Attorney in Fact* (07/14/2025)
Comment: * Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on April 26, 2024.